DLA Piper Rudnick Gray Cary US LLP 1200 Nineteenth Street, N.W. Washington, D.C. 20036-2412 T 202.861.3900 F 202.223.2085 W www.dlapiper.com

NANCY A. SPANGLER nancy.spangler@dlapiper.com T 703.773.4021 F 703.773.5021

July 28, 2005

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C.  20549-0305

Attn:  Larry Spirgel, Assistant Director

Re:                               Eschelon Telecom, Inc.
Amendment No. 3 to Form S-1
Filed July 20, 2005
File No. 333-124703

Dear Mr. Spirgel:

This letter is submitted on behalf of Eschelon Telecom, Inc. (“Eschelon” or the “Company”) in response to the comments set forth in your letter to Richard A. Smith, President and Chief Executive Officer, dated July 25, 2005, regarding Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-124703).  This letter should be read in conjunction with Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which was filed today with the SEC via EDGAR.

Certain responses set forth below reflect discussions between Eschelon representatives and its independent auditors and legal counsel and representatives of the underwriters and their legal counsel.  However, Eschelon has reviewed and approved all of the responses set forth below.  The supplemental information referred to in this letter will be forwarded separately to Mr. Daniel Zimmerman at the SEC.

For your convenience, we have set forth below each of your numbered comments, followed by the response of Eschelon.

Prospectus Summary, page 1

Recent Developments, page 3

1.                                      Please disclose your net loss per share.

Eschelon Response:  The Company intends to disclose its preliminary net loss per share amounts for the periods presented if it is able to preliminarily complete the review of its financial results for the quarter ended June 30, 2005 that fall below the operating loss line prior to the time the Company’s registration statement is declared effective.

Network Services, page 38

2.                                      Please refer to prior comments 1 and 21.  Considering that the contract permitted Global Crossing to back bill you for up to 180 days of PIC charges, please tell us why you did not accrue the back billed charges up to 180 days.  Also tell us what is meant by “costs net of validly disputed charges.”

Eschelon Response:  In August 2000, the Company entered into an agreement with Global Crossing for the provision of telecommunication services to the Company by Global Crossing.  During the period between August 2000 and December 2004, Global Crossing did not bill the Company for PICC charges although Global Crossing had the contractual right to do so. In the course of regular discussions with Global Crossing during this period regarding Global Crossing’s bills for telecommunications services provided pursuant to the agreement, Global Crossing executives stated that PICC charges were not being billed by Global Crossing in order to keep Global Crossing’s telecommunications services rates competitive with other telecommunications service providers.  Based on these conversations and Global Crossing’s course of conduct over the prior four year period, the Company did not believe the billing of PICC charges was probable and relied on that to determine its liability with respect to Global Crossing’s telecommunications services.

In December 2004, Global Crossing submitted a bill to the Company for PICC charges for the last 25 months in contravention of the express terms of the agreement.  In order to ensure that records were available to verify the accuracy of the charges and to allow the Company to attempt to pass these charges on to its customers, Global Crossing is required under the agreement to use commercially reasonable efforts to invoice the Company on or about the fifth business day after the close of a 30 day billing cycle for all services and other sums due to Global Crossing under the agreement.  In addition, the agreement states that any invoice reflecting charges which are over 180 days old from the date the services are rendered, and would be difficult for the Company to collect from its customers, is considered delinquent and will not be billed by Global Crossing.  The Company could not validate the accuracy of the PICC charges billed by Global Crossing because of the lack of timeliness of the billing and the Company’s proper dispute of the charges as delinquent.

SFAS No. 5, Accounting for Contingencies, requires that if the amount of a loss can be reasonably estimated and is probable, but there is a range of potential loss, it is appropriate to record the loss at the bottom of the range.  In the Company’s analysis of SFAS No. 5, management considered the following factors:

•                    Global Crossing’s obligation to timely invoice the Company.  Notwithstanding Global Crossing’s contractual obligation to use its commercially reasonable efforts to invoice the Company within five business days of the end of each 30 day billing cycle, the Company believes that invoices within 90 days of the provision of a service are considered timely within the telecommunications industry.  Charges older than 90 days are difficult to validate and pass on to customers.  The Company typically disputes charges received from its other service providers that are older than 90 days and has historically been successful in these disputes.  The Company does not bill its customers for charges older than 90 days because the Company’s experience is that customers typically dispute these charges and, therefore, the Company does not believe that it would have been able to collect these charges from its customers.  The Company believed that its ability to prevail on disputes with other service providers for charges older than 90 days set the minimum in the range of the Company’s potential liability to Global Crossing for the delinquent PICC charges.

•                    Global Crossing’s inability under the agreement to backbill more than 180 days of any charges.  As a result of this provision, the Company concluded that 180 days of PICC charges was the maximum in the range of potential liability to Global Crossing for the delinquent PICC charges.

As a result of these factors and consistent with the provisions of SFAS No. 5 it determined that a liability equal to the most recent 90 days of the delinquent PICC charges, or $0.3 million, was appropriate and it accrued this amount.

In the telecommunications industry, bills from service providers often include charges that are not valid or timely.  The Company reviews all of the bills it receives from its service providers and disputes charges where the rates are not the contracted rates, the service has been cancelled but continues to be billed, the service was not installed on the billing date, or the billing is not timely.  The Company then records its costs net of these validly disputed charges.  The Company monitors and analyzes its success rates in prevailing in these disputes when determining what properly constitutes validly disputed charges.

3.                                      Considering that Global Crossing is your largest customer (page 56), please disclose in your Management’s Discussion and Analysis how the termination of the agreement in 2006 would affect the results of your operations on a forward-looking basis.

Eschelon Response:  As discussed with the Staff, the agreement described in the prospectus  relates to Global Crossing as a provider of services to the Company.  While the settlement with Global Crossing permits the parties to terminate the agreement beginning in 2006, such a termination would not affect Global Crossing’s status as a customer of the Company.  Global Crossing could terminate at any time its relationship with the Company as a customer and the Company believes that whether or not Global Crossing continues to be a customer of the Company going forward is not material to its results of operations given the large base of the Company’s customers.

Recent Accounting Pronouncements. Page 51

4.                                      Please refer to prior comment 2.  We do not believe that the two factors you considered support your conclusion that the conversion features in the Series A and B preferred shares are substantive.  The nominal fair value assigned to the common stock at the time the preferred shares were issued implies that the preferred shareholders could not have anticipated the conversion of their preferred holdings to common stock prior to the stated redemption date.  Also, you stated that it was not certain that a conversion upon the effectiveness of a qualified initial public offering will occur at the time the preferred shares were issued.  Please revise to classify these shares as liabilities under paragraph A9 of SFAS 150.

Eschelon Response:  As the Company discussed with the Staff on July 26, 2005, the Company believes that the terms of its Series A and B preferred shares are such that although there is a stated redemption date of June 2012, the other conversion and redemption features make the shares contingently redeemable (i.e., redemption is not certain) and thus outside the scope of SFAS 150.  Because of this, the preferred shares should continue to be classified as mezzanine equity in accordance with ASR 268.

The conversion and redemption features of the Series A preferred stock, which was issued in June 2002, are: (1) the holders of the preferred stock had the ability to convert into common stock at any time on a one for one basis; (2) the Company had the ability to require conversion of the preferred stock on a one for one basis, or at its option redeem the preferred stock, upon the effectiveness of an initial public offering that raised at least $50 million; or (3)  the preferred stock may be automatically converted into common  shares on a one for one basis upon the consent of the holders of at least 60% of the then outstanding shares of Series A preferred stock.  If none of these events occur, then the shares would be redeemed in June 2012.

Statement 150 defines a “mandatorily redeemable financial instrument” as follows:

“Any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.”  [Emphasis added]

As discussed above, there are several circumstances in which the instruments would not be redeemed for cash, including if the investors convert their securities to common stock or, in the event of an IPO, the Company forces conversion of the securities.  Accordingly, redemption is not certain to occur, the instruments are not unconditionally redeemable, and we believe the instruments are appropriately classified as mezzanine equity.

The SEC staff has suggested that the voluntary conversion options are not substantive, apparently based on the guidance in paragraph 8 of Statement 150, which states that the objectives of the standard “shall not be circumvented by nonsubstantive or minimal features included in instruments.  Any nonsubstantive or minimal features shall be disregarded in applying the classification provisions of this Statement (paragraphs 9—15).  Judgment, based on consideration of all the terms of an instrument and other relevant facts and circumstances, is necessary to distinguish substantive, nonminimal features from nonsubstantive or minimal features.” Paragraph A9, specifically footnote 15, goes on to state that if a “….conversion option were nonsubstantive, for example, because the conversion price is extremely high in relation to the current share price, it would be disregarded as provided in paragraph 8 of this Statement.  If that were the case at inception, those preferred shares would be considered mandatorily redeemable and classified as liabilities with no subsequent reassessment of the nonsubstantive feature.”

Specifically, we understand that the SEC staff believes that because of the substantial differential between the conversion price of the preferred stock ($0.51) and the then fair value of the underlying common stock ($0.05 to $0.10), the voluntary conversion option is not substantive.

We understand why when simply reviewing those relative prices the staff would have reached that conclusion.  However, it should be noted that when the preferred securities were issued the company’s equity capitalization was highly leveraged in that a substantial majority of the value of its equity securities were resident in the preferred stock.  As a result, relatively modest increases in the overall value of the company would result in very significant increases in the per share value of its common stock.  Specifically, the fair value of all of the company’s equity securities immediately after issuing the Series A preferred stock was $101.2 million.  Of that value, $39.8 million was represented by the Series A preferred stock and the remaining $160,000 was represented by common stock, resulting in a per share value of the common stock of $0.05 to $0.10).  If during the ten-year term of the instrument the fair value of the company increased by 40 percent (to $141.7 million), the fair value of the company’s common stock would have increased to $10.6 million, and the per share value of the company’s common stock would have increased to $6.59 (an increase of 6,590% from the high end of the initial range of $0.10).  We believe that such an increase is reasonably possible and, therefore, the conversion option must be viewed as substantive.  In fact, we note that actual changes in the fair value of our equity securities have borne out the possibility that the conversion options were substantive:

•      In December 2004, the Company sold shares of its Series B preferred stock to certain investors that had also purchased shares of the Company’s Series A preferred stock.  A portion of the proceeds from the issuance of the Series B preferred stock were used by the Company to repurchase shares from a Series A preferred shareholder, who wished to sell their shares back to the Company.  The Company had no obligation to repurchase these shares under the Series A stockholders agreement, but elected to do so since the Board of Directors concluded that it was in the best interest of the Company.

•      The Series B preferred stock, which was sold at a price per share of $.75, has the same conversion and redemption features of the Series A preferred stock.  The Company had an independent valuation of its common stock completed as of December 31, 2004 (the report was not received until early 2005), which indicated the fair market value of the Company’s common stock was between $.20 and $.30 per share (already a significant increase from the 2002 valuation).

•      Finally, we have estimated the current fair value of our common stock in connection with the initial public offering to be within a range of $1.11 to $1.25 (on a pre-reverse split basis), the initial public offering price range.

The purchasers of the Series A preferred stock were all well-funded private equity firms that had previously invested in the Company’s equity securities.  From the Company’s previous experiences with the purchasers of the Series A stock, the Company was confident that the private equity firms’ intentions were that conversion of the preferred shares into common shares was reasonably possible at some point in the future since these firms were equity investors, not investors of debt securities.  Specifically, the dividend on the Series A preferred stock is 8%.  We understand that the targeted rate of return for private equity investors is substantially higher than this return.  To conclude that the conversion options are not substantive, one would have to conclude that the conversion options have nominal value and, therefore, the yield on the Series A preferred stock represents the target return for our private equity investors.  We believe strongly that this is not the case and that there was significant value on the conversion option embedded in the preferred shares, particularly given the length of time that the Series A preferred stock could remain outstanding prior to the mandatory redemption date (ten years).

We note that even if the investors do not voluntarily convert, the company can force conversion upon an initial public offering.  Given the nature of our private equity investors (discussed further below) who would be expected to seek an exit strategy within 5-7 years, an initial public offering exit strategy was certainly reasonably possible within ten years of the date the Series A preferred stock was issued.  In fact, at the time of the issuance of our Series B preferred stock, the Board of Directors, which includes investors in the Series B round of financing, was looking at market conditions for a potential initial public offering.  Finally, we believe that fact that we have actually incurred the costs to file for an IPO registration statement within approximately three years of the sale of the Series A preferred stock further supports our conclusion.

We also note that the presumption in paragraphs 8 and A9 of SFAS 150 is that nonsubstantive features might be included in a financial instrument to avoid accounting for the instrument as a liability under SFAS 150.  Because SFAS 150 was issued in May 2003 and the Company’s Series A preferred shares were issued in June 2002, it would be impossible for the Company to be negotiating minimal or nonsubstantive terms just to avoid liability accounting (the decision regarding nonsubstantive features was made at an FASB meeting in 2003).  Paragraph B54 of SFAS 150 discusses the FASB’s concerns that features would be included in freestanding financial instruments just to avoid accounting for an instrument as a liability under SFAS 150.  This paragraph also goes to state that the FASB acknowledged that judgment would be required to distinguish nonsubstantive or minimal features from substantive, nonminimal features.

Based on the circumstances described above and a thorough review of SFAS 150, the Company concluded that its classification of its preferred stock as mezzanine equity is appropriate.  We have consulted with our auditors, including Carlo Pippolo, a partner in Ernst & Young’s National Department of Professional Practice, who concurred with the company’s conclusions.

Note 8.  Capital Stock, page F-24

5.                                      Please disclose the initial conversion prices for the series A and series B preferred stock.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

6.                                      Please refer to prior comments 15-18.  Please provide us with copies of the independent valuations performed by the third party and the underwriters.  If the underwriters did not perform a valuation, provide us with a copy of the detailed analysis of the factors considered and/or methods used by the underwriters in determining the IPO price range.

Eschelon Response:  Copies of the independent valuations performed by the third party have been supplementally provided to the Staff.  The underwriters have not been retained to, and have not, performed a formal valuation of the Company’s equity value or enterprise value.  The underwriters have, however, provided estimates of the Company’s value at the IPO to the Board in the context of discussing and evaluating the feasibility of a potential IPO.  The underwriters considered a variety of factors in determining the IPO price range with no single factor being determinative.  Among other factors, the underwriters consider and evaluate current market conditions, valuations of public companies in the Company’s industry, industry trends and the historical and projected operating performance of the Company.  In addition, particular to the

Company’s IPO, the underwriters considered (i) the improved cash flow and liquidity of the Company resulting from the Company’s application of the IPO proceeds to repay a significant portion of its outstanding indebtedness, (ii) the conversion of the Series A and Series B preferred stock into common stock and the corresponding elimination of the preferences associated with such preferred stock and (iii) the liquidity benefits associated with an IPO.

7.                                      Please tell us the effect of the Black-Scholes analysis on a market approach analysis as addressed in the attached Schedule B.

Eschelon Response:  As set forth in the valuation reports provided to the Staff, the third party valuation firm utilized the Black-Scholes analysis as one of several analyses in determining fair value.

Note 10.  Condensed Consolidating Financial Statements, page F-28

8.                                      Please disclose that the guarantees are joint and several.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

9.                                      Please present a separate column for Eschelon Operating Company, issuer of the notes.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

10.                               Please delete the heading, “Assets,” on pages F-32 to F-36.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Advanced TelCom, Inc. Financial Statements

11.                               Please tell us why you deleted the audited financial statements for the fiscal year ended December 31, 2003.

Eschelon Response:  Item 3-05 of Regulation S-X requires that the Company provide one year of historical financial statements for ATI.  The Company has been able to complete the audit for 2004 and therefore has included this as the period of the financial statements.

*  *  *  *  *

Further comments or requests for information should be directed to the undersigned at 703-773-4021.  Thank you for your attention to this matter.

Sincerely,

DLA PIPER RUDNICK GRAY CARY US LLP

/s/ Nancy A. Spangler
Nancy A. Spangler

cc:               Richard A. Smith
Edwin M. Martin, Jr., Esq.